Exhibit 99.28

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

ANDERSON ENERGY LTD. PROVIDES CARDIUM OPERATIONAL UPDATE

AND RELEASES ITS 2011 CAPITAL BUDGET

Calgary, Alberta, January 17, 2011—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) is pleased to provide an update of its Cardium drilling operations and its 2011 capital budget.

CARDIUM OPERATIONAL UPDATE

As of January 16, 2011, the Company has drilled 24 gross (17.2 net) Cardium horizontal oil wells with a 100% success rate. Of these wells, twenty gross (13.4 net) Cardium wells have been placed on production. The remaining four wells are expected to be producing in February 2011.

In November 2010, the Company reduced its interstage frac density from 100 meters to 75 meters with improved initial productivity when compared to offsetting wells. In January 2011, the Company conducted its first operated water based frac. The completion costs of this well are expected to be approximately $500,000 less than other oil based 18-20 tonne fracs. Initial oil production rates from the first water frac have been encouraging. The Company is continuing to evaluate the merits of water based fracs. If further evaluation is positive, this may prove to be a method to significantly decrease the costs of Cardium completions and improve economic returns.

The Company continues to add land through farm-ins, acquisitions and property swaps. The Company’s non contingent drilling inventory has grown to 143 gross (85.3 net) development locations. Ultimate potential drilling inventory based on three wells per section is 309 gross (180 net) drilling locations. The Company has increased the Cardium prospective land that it owns or controls to 103 gross (60 net) sections of land.

In 2010, the Company developed Cardium horizontal core areas in Garrington, Willesden Green and Pembina East. This winter, a new Cardium core area is being developed in Ferrier. In each core area, tank batteries are built and individual wells drilled off pads are pipelined to the tank batteries further increasing efficiencies and decreasing operating costs. The Company consolidates its position in each core area through land acquisitions and farm-ins.

2011 CAPITAL BUDGET:

The Company is planning to direct almost 100% of its 2011 capital program to oil horizontal drilling, primarily in the Cardium. Anderson’s Board of Directors has approved a capital budget (net of dispositions) of $75 million for 2011. The associated production guidance for 2011 is approximately 7,500 BOED (net of dispositions) of which 33% is oil and NGLs, up from 18% oil and NGLs in 2010. The Company is estimating it could potentially exit 2011 with 40% to 50% of its production being oil and NGLs. The Company considered alternative spending plans which yielded higher BOED production growth through spending on natural gas prospects but elected to proceed with the 100% oil capital budget as it yields higher cash flows through stronger oil netbacks. The Company is not planning to spend any capital on its natural gas properties in 2011 and therefore estimates that production from its gas and NGL properties will decline at an annual decline rate of approximately 25%. The Company believes that in the current commodity price environment with future strip pricing of greater than $90 per barrel WTI for oil and less than $4.00 per GJ AECO for gas, a capital program focused primarily on Cardium horizontal oil is prudent. Based on current strip pricing, the Company’s 2011 cash flow is estimated to be approximately 50% higher than 2010 cash flow.

ANDERSON ENERGY LTD. JANUARY 17, 2011 PRESS RELEASE

The Company is planning to drill 32 gross (22.0 net capital, 20.0 net revenue) Cardium horizontal oil wells in 2011 of which 16 gross (13.8 net capital, 11.8 net revenue) wells are planned to be drilled in the first quarter. Also in the first quarter of 2011, the Company will be completing and tying in for production two gross (2.0 net revenue) Cardium wells that were drilled in 2010. The Company currently has three drilling rigs working in the field. The Cardium drilling program in the first quarter of 2011 is designed to add significant oil volumes by the second quarter. The Company continues to review the commodity price outlook and could potentially add to its 2011 drilling program with additional Cardium oil horizontal drilling. In the event the outlook improves for natural gas, the Company may also supplement its 2011 budget with natural gas drilling prospects.

	Wells Drilled		Well on Production
Cardium Cumulative Drilling Program	Gross	Net	Gross	Net
Up to January 16, 2011	24	17.2	20	13.4
Up to March 31, 2011 (estimated)	38	27.2	30	21.4
Up to June 30, 2011 (estimated)	38	27.2	38	27.2

The Company has identified four horizontal oil projects which are not in the Cardium zone and will be working on structuring a joint venture project to get them drilled in 2011.

FINANCING

On December 31, 2010, the Company completed a $50.0 million convertible subordinated debenture financing. The debentures have a five year term with a 7.5% coupon and a conversion price of $1.55 per share. Proceeds were initially used to reduce the Company’s bank indebtedness and provide financial flexibility for its 2011 capital program. The Company has signed a purchase and sale agreement to sell $5 million in properties and expects to close that transaction in mid February 2011. The Company is budgeting to sell a total of $10 million in assets in 2011. The Company is financing its drilling program with bank debt, cash flow and dispositions in 2011.

The Company continues to add to its Cardium prospective lands through various acquisition initiatives and continues to improve upon the cost and productivity of its wells through new ideas and technologies. The Company has now repositioned itself for oil production and oil reserves growth in 2011.

We encourage shareholders to visit the Company’s website www.andersonenergy.ca for more details on the Company’s Cardium horizontal program.

For further information, please contact:

Brian H. Dau

President & Chief Executive Officer

Anderson Energy Ltd.

(403) 262-6307

ANDERSON ENERGY LTD. JANUARY 17, 2011 PRESS RELEASE	2

ADVISORY

Certain information regarding Anderson Energy Ltd. in this news release including, without limitation, management’s assessment of future plans and results of operations, benefits and valuation of the development prospects described herein, number of locations in drilling inventory and wells to be drilled, timing and location of drilling and tie-in of wells and the costs thereof, productive capacity of the wells, timing of and construction of facilities, expected production rates, dates of commencement of production, amount of capital expenditures and timing thereof, value of undeveloped land, extent of reserves additions, ability to attain cost savings, drilling program success, impact of changes in commodity prices on operating results, impact of changes in the royalty regime applicable to the Company, including the payment of drilling incentive credits, commodity price outlook and general economic outlook may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions and farm-ins, failure to realize the anticipated benefits of acquisitions and farm-ins, delays resulting from or inability to obtain required regulatory approvals, changes to government regulation and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ANDERSON ENERGY LTD. JANUARY 17, 2011 PRESS RELEASE	3